SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

January 22, 2003

Commission File Number 0-29144

ILOG S.A.
(Translation of registrant’s name into English)

9 rue de Verdun BP 85
94253 Gentilly, France
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes: ☐	No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    82-N/A.

Enclosure:

(i)	Press Release, dated January 22, 2003, announcing the results of ILOG S.A. for the three months and six months ended December 31, 2002.

Page 1 of 11 Total Pages

Enclosure (i)

ILOG REPORTS RESULTS FOR FISCAL SECOND QUARTER 2003

PARIS—January 22, 2003—ILOG® (NASDAQ: ILOG; Euronext SICOVAM: 006673), the leading provider of enterprise-class software components, today reported revenues of $22.5 million for the second quarter of fiscal year 2003, ended December 31, 2002, and a loss from operations of $0.6 million. This compares with $20.7 million in revenue and income from operations of $0.4 million in the prior year’s second quarter. Loss per share this quarter was $0.07, compared with earnings of $0.01 per share for the prior year quarter.

“I’m pleased that this quarter our customer base and revenues continued to grow in these challenging worldwide economic conditions,” said ILOG Chairman and CEO Pierre Haren. “The regional sales strategy we adopted at the start of the quarter yielded good results in the U.S. with 27% year-over-year growth. The decline of our revenues in Europe was a disappointment, partly due to weaker economic conditions. Moreover, the strengthening of the euro adversely impacted our profitability.”

Worldwide Sales Trends

Highlighting ILOG’s fiscal second quarter were the continuing trend towards end user-generated revenue, increased services revenues and significant year-over-year growth in ILOG’s business rule management systems business.

Approximately 70% of the company’s revenues came from end users and system integrators compared with 60% in last year’s fiscal second quarter. This shift is a result of corporate spending trends adversely affecting ILOG’s ISV supply chain and telecommunication partners and underscores the company’s current strategy that emphasizes enterprise selling, primarily of its ILOG JRules™ business rule management system. This has resulted in nearly 100% growth coming from business rule products over last year’s fiscal second quarter. In excess of 40% of the company’s license revenues came from this product line in the quarter.

Consistent with previous quarters, the financial services sector provided the majority of new enterprise customers, including a well known U.S. healthcare insurance provider that has started to redesign the architecture of their pricing and underwriting systems and link together legacy systems and mainframes. ILOG business rule management systems will serve as a critical component of this enterprise software system to not only enable business agility, but also provide application integration. Another major insurance provider and a leading Wall Street investment firm were also representative of financial services successes in the quarter.

Services revenues, consisting of maintenance and consulting, grew year-over-year by an exceptional 25% in the second quarter, led by business rules consulting assignments and continuing traction for ILOG’s extension market strategy with SAP. For example, BASF AG joined the roster of companies adopting ILOG ODF™, ILOG’s custom supply chain extension for mySAP™ APO customers. This helped offset weak performance elsewhere in the ILOG’s supply chain management and manufacturing sectors.

ISV revenues represented approximately 30% of license revenues and the company continued to grow its ISV channel, adding nine ISV partners bringing the total to over 380, with the number of ISVs shipping products today with ILOG technology growing to approximately 200, compared with 140 in the 2002 fiscal second quarter.

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In other industry trends, ILOG’s telecom business included a major U.S. long distance phone company which selected ILOG Rules™ for their new enterprise billing and customer care system. This win is an example of the success of ILOG’s new focus towards supporting customer retention strategies for telecom service providers. In Asia, China continued to be a solid performer for ILOG’s telecom industry sector, as Huawei Technologies, a leading telecom equipment provider, continued to deploy ILOG JTGO™ as the user display for its network management software for a third successive quarter. ILOG also had a major purchase from a well-known U.S. government and aerospace contractor for a defense security application in the quarter.

“I am encouraged by the continued growth of adoptions of our business rules management systems. This quarter we have again improved our position as the leader in this competitive space. A growing number of corporations have demonstrated the strategic advantages that can be derived from the pervasive use of ILOG business rules management systems. We will move aggressively to take advantage of this unique opportunity and leverage our leading visualization and optimization products to strengthen our rules offering,” noted Haren.

Business Outlook

ILOG believes demand for its products will sustain its growth in financial services in the upcoming quarter. However, due to continued weak and less predictable IT spending adversely affecting ILOG’s ISV supply chain partners and over-capacity in the telecommunications market, ILOG management maintains a cautious outlook. For the third quarter of fiscal 2003, management expects revenues between $24 and $27 million and earnings per share between $0.00 and $0.15 compared to revenues of $23.2 million and earnings per share of $0.16 in the third quarter of fiscal 2002. Management’s expectations of some growth and profitability increases for FY2003 over FY 2002 remain unchanged.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. A recording of the call will be available afterward. In order to hear the call and/or participate, please visit http://www.ilog.com/corporate/investor or contact Taylor Rafferty.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, supply chain, telecommunication and other software markets for the company’s products, the success of the company’s October 2002 reorganization, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2002, which is on file with the United States Securities and Exchange Commission.

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About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com.

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ILOG S.A.
Consolidated Statements of Operations (unaudited)
(figures in italics are Euros)

	Three Months Ended			Six Months Ended
	Dec 31 2002	Dec 31 2001	Dec 31 2002	Dec 31 2002	Dec 31 2001	Dec 31 2002
	(In thousands, except for per share data)
Revenues:
License fees	$13,019	$13,178	€12,924	$23,830	$24,157	€23,933
Services	9,441	7,558	9,424	17,631	14,333	17,755

Total revenues	22,460	20,736	22,348	41,461	38,490	41,688

Cost of revenues:
License fees	298	196	295	626	405	628
Services	3,729	3,202	3,728	7,100	6,262	7,156

Total cost of revenues	4,027	3,398	4,023	7,726	6,667	7,784

Gross profit	18,433	17,338	18,325	33,735	31,823	33,904

Operating expenses:
Marketing and selling	12,340	11,431	12,336	22,278	21,340	22,444
Research and development	4,629	3,791	4,630	8,664	7,463	8,732
General and administrative	2,094	1,752	2,095	4,339	3,596	4,376

Total operating expenses	19,063	16,974	19,061	35,281	32,399	35,552

Income (loss) from operations	(630)	364	(736)	(1,546)	(576)	(1,648)
Net interest income (expense) and other	(225)	3	(220)	(72)	112	(70)

Net income (loss) before taxation	(855)	367	(956)	(1,618)	(464)	(1,718)
Income taxes	302	144	296	561	512	559

Net income (loss) after taxation	$(1,157)	$223	€(1,252)	$(2,179)	$(976)	€(2,277)

Earnings (loss) per share
—Basic	$(0.07)	$0.01	€(0.07)	$(0.13)	$(0.06)	€(0.14)
—Diluted	$(0.07)	$0.01	€(0.07)	$(0.13)	$(0.06)	€(0.14)
Share and share equivalents used in per share calculations
—Basic	16,765	16,243	16,765	16,749	16,228	16,749
—Diluted	16,765	17,310	16,765	16,749	16,228	16,749

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ILOG S.A.
Condensed Consolidated Balance Sheets (unaudited)
(figures in italics are Euros)

	Dec 31 2002	June 30 2002	Dec 31 2002
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$28,796	$31,368	€27,459
Accounts receivable	20,077	19,163	19,144
Other receivables and prepaid expenses	5,514	5,909	5,265

Total current assets	54,387	56,440	51,868
Property and equipment—net and other assets	7,216	7,215	6,880

Total assets	$61,603	$63,655	€58,748

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$15,485	$16,461	€14,765
Current debt	442	430	422
Deferred revenue	9,740	10,474	9,288

Total current liabilities	25,667	27,365	24,475
Long-term portion of debt	332	340	316

Total liabilities	25,999	27,705	24,791

Shareholders’ equity:
Paid-in capital	77,730	77,350	71,795
Accumulated deficit and cumulative translation adjustment	(42,126)	(41,400)	(37,838)

Total shareholders’ equity	35,604	35,950	33,957

Total liabilities and shareholders’ equity	$61,603	$63,655	€58,748

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ILOG S.A.
Condensed Consolidated Statements of Cash Flows (unaudited)
(figures in italics are Euros)

	Six Months Ended December 31,
	2002	2001	2002
	(In thousands)
Cash flows from operating activities:
Net loss	$(2,179)	$(976)	€(2,277)
Adjustments to reconcile net income to cash provided by (used for) operating activities:
Depreciation and amortization	1,759	1,521	1,772
Change in working capital	(2,382)	1,975	(2,314)

Net cash provided by (used for) operating activities	(2,802)	2,520	(2,819)

Cash flows from investing activities:
Acquisition of fixed assets	(1,338)	(863)	(1,337)

Net cash used for investing activities	(1,338)	(863)	(1,337)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(269)	(1,991)	(268)
Cash proceeds from issuance of shares	380	808	383

Net cash provided by (used for) financing activities	111	(1,183)	115

Effect of exchange rate changes on cash and cash equivalents	1,457	492	53

Net increase (decrease) in cash and cash equivalents	(2,572)	966	(3,988)
Cash and cash equivalents, beginning of period	31,368	20,870	31,447

Cash and cash equivalents, end of period	$28,796	$21,836	€27,459

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Discussion of Operating Statement for the Quarter ended December 31, 2002

Revenues and Gross Margin

Revenues in the quarter increased to $22.5 million from $20.7 million, or by 8% compared to the same quarter in the previous year. Revenues in the quarter benefited from increased maintenance and consulting revenues, mainly in the U.S. License fee revenues decreased by 1%, to $13.0 million, from $13.2 million in the prior year’s quarter, reflecting weakness in the visualization product line offset by the strong performance of the business rules product line. Service revenues increased by 25%, to $9.4 million, from $7.6 million. This increase was derived from increased maintenance revenues from the growing installed base of ILOG licensees, and by an exceptional increase in consulting revenues. Overall gross margin for the quarter decreased to 82% from 84% compared to the same period in the preceding year, reflecting the higher weighting of lower margin maintenance and consulting activities in the revenue mix.

Revenues by region were as follows:

	Three Months Ended
	Dec 31 2002	Dec 31 2001	Increase/ decrease
North America	$11,636	$9,137	27%
Europe	8,265	9,441	-12%
Asia	2,559	2,158	19%

Total revenues	$22,460	$20,736	8%

The growth in North America is primarily driven by the increase in business rules license revenues and consulting activities. The lower activity in Europe was from reduced license revenues, especially from the supply chain sector.

The business rules product line grew by 97% over the same quarter last year, representing 41% of the licenses revenues in the quarter. The optimization and visualization products lines increased by 7% and decreased by 42%, respectively, and represented 34% and 25% of license revenues in the quarter.

Operating Expenses

Marketing and selling expenses for the quarter increased by 8% over the same period in the prior year, reflecting increased travel and promotion expenses and the strengthening of the euro against the dollar in the quarter. Research and development expenses, net of government funding increased by 22% and general and administrative expenses increased by 20% for the quarter over the same period in the prior year, both reflecting the more than 10% increase in the exchange rate of the euro against the U.S. dollar over the prior year, moderate headcount growth and annual salary adjustments. On December 31, 2002, the company had approximately 610 employees, compared to 590 a year earlier.

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Other Income (Expense)

Net interest and other income (expense) for the quarter was $(225,000) compared to $3,000 in the same period of the prior year, reflecting the impact of the change in the quarter of the dollar’s value on inter-company and cash balances.

Income Taxes

During the quarter, there was an income tax charge of $302,000 compared to $144,000 in the prior year, which is principally attributable to the increased profitability of the company’s activities in Asia.

Discussion of Operating Statement for the Six Months ended December 31, 2002

For the six months ended December 31, 2002, revenues were $41.5 million, and the loss from operations was $1.5 million. This compares with $38.5 million in revenues and loss from operations of $0.6 million in the prior year six-month period. Loss per share for the six-month period ended December 31, 2002 was $0.13, compared with $0.06 loss per share for the prior year period.

Revenues and Gross Margin

Revenues in the six-month period grew by 8% over the prior year and, in particular, benefited from increased maintenance and professional services revenues. Despite an 81% growth of the business rules product line, license fee revenues decreased by 1%, to $23.8 million, from $24.2 in the prior-year period, due to a 33% decrease of revenue from the visualization product line. Service revenues increased by 23%, to $17.6 million, from $14.3 million. This growth was derived from increased maintenance revenues from the growing installed base of ILOG licensees, and an increase in consulting revenues. Overall gross margin for the six-month period decreased to 81% from 83% for the same period in the preceding year due to the revenue mix shifting from high margin license revenues to lower margin services revenues in the current year period.

Operating Expenses

Marketing and selling expenses for the six-month period increased by 4% over the same period in the prior year. Research and development expenses, net of government funding, for the six-month period increased by 16% over the same period in the prior year, reflecting the euro being over 10% stronger than last year, some headcount growth and salary adjustments. General and administrative expenses for the six-month period increased by 21% over the same period in the prior year, reflecting the stronger euro and some headcount growth.

Other Income (Expense)

Net interest and other income (expense) for the six-month period was $(72,000) compared to $112,000 for the same period in the prior year reflecting the impact of the change in the quarter of the dollar’s value on inter-company and cash balances.

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Income Taxes

During the six-month period, there was an income tax charge of $561,000 compared to $512,000 in the prior year. The income tax charge in 2003 is principally attributable to the non-recoverable royalty withholding taxes and the profitability of the company’s activities in Asia.

Balance Sheet and Cash Flow Discussion

Cash on December 31, 2002, decreased to $28.8 million from $31.4 million on June 30, 2002, primarily as a result of the loss incurred for the six-month period ended December 31, 2002. Accounts receivable on December 31, 2002 improved to 81 days sales outstanding from 83 days on June 30, 2002. Deferred revenues decreased during the period to $9.7 million from $10.5 million on June 30, 2002, due to the seasonality of maintenance billings.

Shareholders’ equity on December 31, 2002, decreased to $35.6 million from $35.9 million on June 30, 2002, reflecting the net loss for the six-month period mainly offset by the impact of the stronger euro on currency translation adjustments. On December 31, 2002, the company had 16,767,000 shares issued and outstanding, compared to 16,671,000 on June 30, 2002.

Accounting Principles

The Company’s financial statements are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark and ILOG Rules, JRules, ODF and JTGO are trademarks, of ILOG. mySAP is a trademark of SAP AG. All other trademarks are the property of their respective owners.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 22, 2003

ILOG S.A.

By:	/s/ Roger Friedberger
Roger Friedberger Chief Financial Officer

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